Room 4561

June 17, 2005

Cristobal Conde
President and Chief Executive Officer
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, Pennsylvania 19087

Re:	SunGard Data Systems Inc.
	Amendment No. 2 to Schedule 13E-3 - File No. 5-38060
	Revised Schedule 14A - File No. 1-12989
      Filed June 14, 2005

Dear Mr. Conde:

      We have reviewed your amended filings and have the following comments.

General

1. We note your response to prior comment no. 1 in our letter dated
June 7, 2005 and your statement that Merger Co is filing as a filing person on a voluntary basis. As you noted, our position per the Current Issues Outline is to look through a filing person that is an acquisition vehicle to the parent thereof. Despite the voluntary basis you indicate, Merger Co has filed as a filing person. In accordance with our position, a looking through of Merger Co suggests that the funds are the persons controlling it. As a result, it appears that the funds should be identified as filing persons.

2. We note your response to prior comment no. 3 in our letter dated
June 7, 2005. Please advise us of the basis for the board`s determination that the spin-off transaction "would not provide greater value to stockholders within a timeframe comparable to that in which the merger would be completed," as disclosed on page 24. Further, notwithstanding your statement that the board did not rely on the presentation materials for the spin-off transaction, please advise us how the board`s analysis of the merits of the merger transaction was not informed by its previous consideration of the spin-off transaction.

Schedule 14A

Special Factors

Opinion of Credit Suisse First Boston LLP, pp. 28-36

3. We note your additional disclosure with respect to the small discount that Credit Suisse First Boston will be entitled to in connection with its facilitation of option exercises by your management. Please disclose this discount.

Representations and Warranties, pp. 78-86

4. We note the statement that the representations and warranties "were made solely for the purposes of the contract." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Closing Comments

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 if you have questions or comments. If you need further assistance, you may contact me at (202) 551-3345.

	Sincerely,


	Michael Pressman
Special Counsel
Office of Mergers and Acquisitions

cc:	Via Facsimile
	Clare O`Brien, Esq.
	Creighton O`M. Condon, Esq.
	Shearman & Sterling LLP
	599 Lexington Avenue
	New York, New York 10022-6069
	(212) 848-4000
	Fax: (646) 848-7179